Exhibit 99.1

 Thank you Streamlined Innovative Drug Development TyrNovo’s NT 219 A New Concept in Cancer Therapy January 23 , 2017 © 2017 Proprietary and Confidential

 Forward Looking Statements and Kitov’s Safe Harbor Statement This presentation is not a prospectus or offer of securities for subscription or sale in any jurisdiction . Certain statements in this presentation are forward - looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Forward - looking statements can be identified by the use of forward - looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters . You should not place undue reliance on these forward - looking statements, which are not guarantees of future performance . Forward - looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause or contribute to such differences include, among others, risks relating to : the final ruling of the Tel Aviv District Court in connection with a motion in connection with the acquisition of holdings in TyrNovo Ltd . , the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes ; our ability to successfully acquire, develop or commercialize our pharmaceutical products ; the expense, length, progress and results of any clinical trials ; the lack of sufficient funding to finance the clinical trials ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products ; the difficulty of predicting actions of the U . S . Food and Drug Administration or any other applicable regulator of pharmaceutical products ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market ; the introduction of competing products ; patents attained by competitors ; dependence on the effectiveness of our patents and other protections for innovative products ; our ability to obtain, maintain and defend issued patents with protective claims ; the commencement of any patent interference or infringement action ; our ability to prevail, obtain a favorable decision or recover damages in any such action ; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Registration Statements on Form F - 3 filed with the U . S . Securities and Exchange Commission (the "SEC") (file numbers 333 - 211477 , 333 - 207117 , and 333 - 215037 ), in our Annual Report on Form 20 - F for the year ended December 31 , 2015 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under "Risk Factors" in our Registration Statements and Annual Reports . These are factors that we believe could cause our actual results to differ materially from expected results . Other factors besides those we have listed could also adversely affect us . Any forward - looking statement in this press release speaks only as of the date which it is made . We disclaim any intention or obligation to publicly update or revise any forward - looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law . You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, http : //www . sec . gov . Ϯ

 ϯ Agenda • TyrNovo’s NT 219 : A New Concept in Cancer Therapy o Technology Highlights o Mechanism of Action o Patient Derived Xenograft Results o Business Opportunity • TyrNovo Transaction Highlights • KIT - 302 Recent Achievements and Milestones • Kitov’s Strategy

NT219 - Technology Highlights

- NT219 is a small molecule developed jointly by Alexander Levitzki, Ph.D., (Laureate of the 2005 Wolf Prize in Medicine) a professor at the Hebrew University of Jerusalem and Hadas Reuveni, Ph.D., co-founder and CTO of TyrNovo
- NT219 overcomes drug resistance by inhibiting two feedback pathways: degradation of Insulin Receptor Substrates (IRS) and blocking phosphorylation of Signal Transducer and Activator of Transcription 3 (STAT3)
- By using PDX (Patient-Derived Xenograft) animal models, NT219 demonstrated efficacy in melanoma, head and neck, sarcoma, pancreatic, colon and lung cancers by overcoming resistance to drugs targeting:
    - **EGF receptor**: Erlotinib (Tarceva®), Cetuximab (Erbitux®), Osimertinib (Tagrisso®)
    - **Mutated BRAF**: Vemurafenib (Zelboraf®)
    - **MEK**: Trametinib (Mekinist®)
    - **mTOR**: Everolimus (Afinitor®)

and to **Chemotherapy:** Gemcitabine (Gemzar®), 5FU, oxaliplatin

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 NT 219 - Mechanism of Action ϱ • Anti - cancer drugs induce feedback activation of two major pathways, the STAT 3 and the IRS, leading to drug resistance • NT 219 effectively targets these feedback pathways and thereby overcomes drug resistance and extends the positive response to the drugs • Inhibition of STAT 3 has been shown to trigger anti - cancer activity of the immune cells ϱ

 ϲ Response Erlotinib: Acquired resistance NT 219 prevents resistance to Erlotinib NT 219 : 100 Tumor Regression of Patient - Derived Head & Neck Cancer Implanted in mice (PDX model) Days (n= 8 ) (n= 8 ) (n= 8 ) (n= 8 ) NT 219 Demonstrated to Prevent Acquired Resistance of Head & Neck Tumors to EGFR I nhibitor Erlotinib (Tarceva®) ϲ

 NT 219 Successfully Converted Non - Responding Pancreatic Tumors to Responders to Gemcitabine (Gemzar ® ) Non - Responders Responders Tumor Regression of Patient - Derived Pancreatic Cancer Implanted in mice (PDX model) ϳ

 ϴ NT 219 Shown to Have Synergistic I mmunotherapeutic E ffect with Anti - EGFR Ab Cetuximab (Erbitux ®) Initial results demonstrated that NT 219 has promising immunotherapeutic potential PBMCs (patient derived) Three treatments (days 0 , 3 , 10 ) Cetuximab - treated mice Cetuximab+NT 219 - treated mice

 NT 219 Business Opportunity ϵ * Global Data • NT 219 has the potential to be combined with numerous oncology drugs, and to expand the efficacy duration, target patient population, and patent lifespan of the applicable drugs • Accumulated annual sales of the relevant cancer drugs exceeds $ 6 B • Immuno - oncology market projected to reach $ 14 billion by 2019 *

 Transaction Highlights ϭϬ • Kitov purchased all shares held by majority shareholder ( 56%) • Total consideration of $ 3.8 M: o $ 2 M in cash o $ 1.8 M in Kitov shares ( 6.8 % of Kitov issued & outstanding; shares subject to lock - up & standstill) • Possible additional purchase of minority shareholders holdings in exchange for Kitov shares - under terms to be agreed • Expected investment into TyrNovo of up to $ 3 M over 2017 - 2018 to reach IND stage and initiate clinical trials • Kitov’s cash on hand as of June 30 , 2016 of $ 8.4 M; in July 2016 raised $ 10.7 M, net (pro forma cash = $ 19 M)

KIT-302 Recent Achievements and Milestones

MAY

- Received FDA minutes that support NDA submission
  - Advisory Committee Review is not required
  - FDA will accept 6 months of stability data at date of submission
- Pharmacokinetic trial meets FDA bioequivalence standards with regard to the two reference drugs
- Completed manufacturing of pivotal batches required for registration

JUNE

Completed initial stability study

AUGUST

U.S. Patent issued

2016			2017				2018
Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1

Q1'17

Anticipated NDA Submission to FDA

Q3'17

Expected Kidney Function Trial Results

Q1'18

Expected FDA Clearance for Marketing

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Kitov’s Strategy ϭϮ x Establish a diverse pipeline that will drive long term value creation for our shareholders x Harness our team’s proven track record in drug development x Leverage the benefits of out - licensing our late - stage / approved drugs (e.g. KIT - 302 ) in order to support pipeline expansion ϭϮ KITOV - Streamlined Innovative Drug Development

 Thank you Streamlined Innovative Drug Development Company Headquarters One Azrieli Center Round Tower 132 Menahem Begin Road Tel Aviv 6701101 , Israel US Medical Research Office 1615 Suter's Lane NW Washington DC 20007 Contact Us Tel : + 972 - 3 - 9333121 Email: Info@kitovpharma.com www.kitovpharma.com